February 14, 2018

VIA EDGAR

Jay Williamson

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: PREDEX - File Nos. 333-222972 and 811-22808

Dear Mr. Williamson:

On December 14, 2017, PREDEX (the "Fund" or the "Registrant") filed an amended registration statement under the Securities Act of 1933 on Form N-2 (the "Registration Statement") for the purpose of registering multiple classes of shares. On January 23, 2018, you provided oral comments. Subsequently, on February 7, 2018, you provided an additional comment related to comment number 5 from the January 23, 2018 set of comments. Please find below a summary of the supplemental comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Original Comment and Response

Comment 5. If the adviser assesses current trends in various real estate sectors, please consider revising disclosures accordingly. Furthermore, in light of expected weakness in the retail sector, please consider whether retail-specific risk disclosures should be added.

Response. While the adviser assesses real estate trends, the Registrant believes that to include this disclosure would tend to give undue attention to favorable or unfavorable sector trends. Because the adviser focuses on assembling a diversified portfolio of high-quality real estate funds, the Registrant believes that recitation of a trend-based investment strategy might tend to convey a degree of speculation that the Registrant does not believe is present in the Fund's investment strategy. The Registrant notes that "Retail Properties" risk is presently disclosed and believes this provides a measured notice to investors of ongoing risks, without giving undue emphasis on a trend that may be only transitory.

4838-4263-6637.1

Supplemental Comment and Response

Comment 1. If an analysis of commercial property segment-specific trends are a principal part of the adviser’s investment strategy, please revise investment strategy-related disclosures as well as risk-related disclosures. When making this assessment, please confirm that the Registrant has considered the guidance contained in "IM Guidance Update, March 2016, No. 2016-02 "Fund Disclosure Reflecting Risks Related to Current Market Conditions."

Response. Upon review, the Registrant confirms that it believes its initial response remains accurate. The Registrant also notes that it believes the present disclosures best convey the nature of the adviser’s strategy and related risks. As to principal risks, the Registrant believes that key disclosures such as those underlined serve to alert shareholders to relevant risks without giving undue emphasis to a trend that may be only transitory.

Real Estate Industry Concentration Risk. The Fund will not invest in real estate directly, but, because the Fund will concentrate its investments in Underlying Investment Vehicles that invest principally in real estate and real estate related industry securities, its portfolio will be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a portfolio exposed to more asset classes and economic sectors. The Adviser monitors each Underlying Investment Vehicle, using the most currently available information, to assure adherence to the vehicle's real estate investment strategy as described in its offering materials. The Adviser will dispose of an investment if it fails to maintain a real estate investment strategy. The value of companies engaged in the real estate industry is affected by: (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing and (ix) changes in interest rates and leverage. There are also special risks associated with particular sectors, or real estate operations generally, as described below:

Retail Properties. Retail properties are affected by shifts in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

Office Properties. Office properties are affected by a downturn in the businesses operated by their tenants.

Multifamily Properties. Multifamily properties are affected by adverse economic conditions in the locale, oversupply and rent control laws.

Industrial Properties. Industrial properties are affected by downturns in the manufacture, processing and shipping of goods.

Environmental Issues. Owners of properties that may contain hazardous or toxic substances may be responsible for removal or remediation costs.

The adviser conducts a look-through analysis of each underlying fund in which it invests to assure that investment criteria are being met and that each underlying fund’s portfolio is composed of economically strong properties. Because of the higher quality of the properties and relatively low level of debt associated with these properties, the adviser and Registrant believe the Fund is far less susceptible to sector-specific weakness. At the same time, the Registrant notes that the Fund is unlikely to have high returns that might be associated with a fund that engages in a speculative style of investing.

The Registrant also confirms review of the IM Guidance Update noted above. The Registrant shares the commitment to “…including risks that arise as a result of changing market conditions…” while tempering such commitment with a goal of avoiding alarmist type disclosures that may be rendered inaccurate by trends that prove to be only transitory. The Registrant believes that an example cited in the IM Guidance Update (debt securities issued by the Commonwealth of Puerto Rico and its agencies) provides a compelling example of clear and present significant risks to investors. Against that example, the Registrant notes that weakening overall trends is a sector such as retail do not seem to rise to this level of risk in light of the high-quality properties held by underlying funds in which the Fund invests.

However, should the adviser’s strategy materially change or should commercial property segment-specific risks become more urgent, the Registrant undertakes to update prospectus disclosures accordingly.

If you have any further questions or additional comments, please contact Parker Bridgeport at (614) 469-3238 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Parker Bridgeport

Parker Bridgeport